Exhibit (a)(5)(A)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF CARVER	FIRST JUDICIAL DISTRICT

CASE TYPE: CIVIL

BARRY BRAGGER, on Behalf of Himself and All Others Similarly Situated,
Case No.

Plaintiff,

v.	CLASS ACTION

DONALD S. MITCHELL, TERRENCE W. GLARNER, JAMES A. BERNARDS, DAVID V. SMITH, STANLEY K. YARBRO, RB MERGER CORP., TOKYO ELECTRON LIMITED and FSI INTERNATIONAL, INC.,	SHAREHOLDER CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTIES, AND ABUSE OF CONTROL
JURY TRIAL DEMAND
Defendants.

INTRODUCTION

1. Plaintiff Barry Bragger (“Plaintiff”), individually and on behalf of all others similarly situated, brings this direct class action for breach of fiduciary duties and abuse of control on behalf of the public shareholders of FSI International, Inc. (“FSI” or the “Company”) against the herein-named Defendants.

2. This is a stockholder class action brought by Plaintiff on behalf of the public holders of FSI common stock, seeking to enjoin certain actions of the Defendants in connection with the proposed acquisition (the “Proposed Acquisition”) of FSI by Tokyo Electron Limited and RB Merger Corp. (collectively “Tokyo Electron”). On August 13, 2012, FSI and Tokyo Electron jointly announced that FSI and Tokyo Electron had entered into a definitive agreement (the “Merger Agreement”), pursuant to which Tokyo Electron, through an indirect wholly owned subsidiary, will commence a cash tender offer (the “Tender Offer”), which is expected to close in calendar year 2012, to purchase all of the outstanding shares of FSI common stock for $6.20 per share in cash, followed by a second-step merger. The aggregate equity value of the Proposed Acquisition is approximately $252.5 million.

3. Plaintiff alleges that the Individual Defendants (defined herein) breached their fiduciary duties by agreeing to the Proposed Acquisition. The Individual Defendants failed to fulfill their most basic obligation to conduct a full and fair sale process to ensure that FSI stockholders receive the highest reasonably available value for their shares of FSI stock. As such, Plaintiff and the other public shareholders of FSI are entitled to enjoin the Proposed Acquisition or, alternatively, to recover damages in the event that the Proposed Acquisition is consummated.

4. The Proposed Acquisition compares unfavorably to recent comparable transactions. According to Bloomberg, the average valuation multiple to EBITDA was 25.49 in comparable transactions, yet the Proposed Acquisition values FSI at only 12.73 times EBITDA. The average valuation multiple to EBIT was 55.53 in comparable transactions, yet the Proposed Acquisition values FSI at only 15.18 times EBIT. Moreover, the Proposed Acquisition is valued at only 15.63 times net income, while the average multiple in other comparable transactions was 48.02 times net income.

5. Knowing that the opportunistic timing of the Proposed Acquisition would draw serious interest from other potential buyers, the FSI Board of Directors (the “Board”) acquiesced to draconian and preclusive deal protection devices and a favorable Top-Up Option.

6. By doing so, the Board has made it economically and practically impossible for any third-party bidder to make an offer to buy FSI. For instance, the Board agreed to the following deal protection devices in blatant breach of its fiduciary duties to FSI public shareholders:

a.	a termination fee of $8,837,500, equal to three and a half percent (3.5%) of the total consideration, to be paid by FSI to Tokyo Electron in the event that the Proposed Acquisition is not consummated (Merger Agreement, Sections 1.01, 8.03);

b.	a definition of “Superior Proposal”, requiring a third party to acquire 90% or more of the outstanding equity securities of the Company, or all or substantially all of the consolidated assets of the Company and its subsidiaries, without which FSI is not entitled to terminate the Merger Agreement (excluding common termination clauses) (Merger Agreement, Section 6.05(b));

c.	a “no-solicitation” clause which prevents FSI from soliciting, or its directors and officers from even participating in discussions which may lead to, an “Acquisition Proposal” (the similar definition as Superior Proposal, except the threshold is lowered to 20%) from any bidder other than Tokyo Electron (Merger Agreement, Section 6.05(a));

d.	a five (5) business days “matching right” which allows Tokyo Electron to propose revisions to the terms of the Merger Agreement or make other proposals and requires the Board to negotiate in good faith with Tokyo Electron before accepting an Acquisition or Superior Proposal or making a change in their support of the Proposed Acquisition (Merger Agreement, Section 6.05(d)); and

e.	a provision providing for the indemnification and exculpation of the FSI Board for no less than six years from consummation of the Proposed

Acquisition on terms and conditions no less favorable than the terms of the directors’ and officers’ liability insurance policy currently maintained by the Company in respect of actions or omissions of such officers and directors prior to the consummation of the Proposed Acquisition in their capacities as such (Merger Agreement, Section 6.08).

7. Working together with the Top-Up Option and FSI’s staggered board, the foregoing deal protection devices in effect foreclose the possibility that a third-party ‘white knight’ may step forward to provide FSI shareholders with a premium for their shares. Instead, FSI shareholders are left with the opportunistic and inadequate compensation offered by the Proposed Acquisition. As such, the deal protection devices, approved by the Board as part of the Merger Agreement, represent an ongoing breach of fiduciary duty.

8. The Proposed Acquisition does not provide for adequate value for FSI shares. The decision of the Individual Defendants, who constitute FSI’s Board, to pursue the Proposed Acquisition, constitutes a breach of their fiduciary duties to Plaintiff and other FSI shareholders.

9. Equally troubling, a majority of the Board is receiving benefits from the Proposed Acquisition that FSI public shareholders are not. As part of the Proposed Acquisition, the majority of the Individual Defendants, together with other executives of FSI, are having their Company stock options, which total, as of November 23, 2011, 1,643,800, subject to immediate vesting. In addition, any FSI restricted stock units are also subject to immediate vesting and conversion into a cash payout, in accordance with the Proposed Acquisition.

10. Moreover, certain FSI executives, including the Company’s President and Chief Executive Officer (“CEO”), have entered into new employment agreements with FSI, according to which their employment with the Company shall continue until “one day following the one year anniversary” of the consummation of the Proposed Acquisition (or following the second anniversary for Defendant Mitchell), unless terminated sooner. The salaries offered to these executives range from $250,000 per year to $440,000 per year, plus other bonuses and benefits.

11. Indeed, the Proposed Acquisition is designed to provide Tokyo Electron, FSI’s executive management, and a majority of its Board the ability to recognize the remarkable potential FSI has as a company, and to provide FSI insiders with steep and lucrative change-of-control benefits, rather than to allow FSI shareholders to enjoy the Company’s growth potential.

12. In short, the Proposed Acquisition is designed to unlawfully divest FSI’s public stockholders of their holdings and end FSI’s independent existence without providing FSI and its shareholders the maximized value to which they are entitled.

13. Herein, Plaintiff pleads with specificity that the Merger Agreement and Tender Offer are being accomplished by a breach of fiduciary duty.

PARTIES

14. Plaintiff is and at all material times hereto has been a holder of FSI common stock.

15. Defendant Donald S. Mitchell (“Mitchell”) has been the Company’s President and CEO since December 1999, a director since March 2000 and has been Chairman of the Board since January 2002. As of November 23, 2011, Defendant Mitchell was also the owner of 704,127 shares of FSI, representing in total approximately 1.8% of FSI stock.

16. Defendant Terrence W. Glarner (“Glarner”) is and at all material times hereto has been a Director of FSI. Glarner has been a director of FSI since October 1988. Glarner is also a member of the Company’s Audit and Finance and Compensation Committees. As of November 23, 2011, Defendant Glarner was also the owner of 80,656 shares of FSI.

17. Defendant James A. Bernards (“Bernards”) is and at all material times hereto has been a Director of FSI. Bernards has been a director of FSI since July 1981. Bernards is also a member of the Company’s Audit and Finance and Compensation Committees. As of November 23, 2011, Defendant Bernards was also the owner of 75,000 shares of FSI.

18. Defendant David V. Smith (“Smith”) is and at all material times hereto has been a Director of FSI. Smith has been a director of FSI since December 2005. Smith is also a member of the Company’s Audit and Finance and Corporate Governance and Nomination Committees. As of November 23, 2011, Defendant Smith was also the owner of 50,000 shares of FSI.

19. Defendant Stanley K. Yarbro (“Yarbro”) is and at all material times hereto has been a Director of FSI. Yarbro has been a director of FSI since August 2011. Yarbro is also a member of the Company’s Corporate Governance and Nomination Committee.

20. Defendant Tokyo Electron Limited (“Tokyo Electron”) is a leading supplier of innovative semiconductor and flat panel displays production equipment worldwide. Tokyo Electron’s product lines include coater/developers, oxidation/diffusion furnaces, dry etchers, chemical vapor deposition systems, surface preparation systems, gas cluster ion beam technologies, and test systems. To support this diverse product base, Tokyo Electron has strategically located research & development, manufacturing, sales, and service locations all over the world. Tokyo Electron is a competitor of FSI. Tokyo Electron is a publicly held company listed on the Tokyo Stock Exchange.

21. Defendant RB Merger Corp. (“Merger Sub”) is a Minnesota corporation, a wholly-owned subsidiary of Tokyo Electron, and a vehicle through which the Defendants seek to effectuate the Tender Offer and the Proposed Acquisition.

22. Defendant FSI is a Minnesota corporation, with its headquarters located at 3455 Lyman Boulevard, Chaska, Minnesota. FSI stock is publicly traded on the NASDAQ exchange under the ticker “FSII.” FSI is a global supplier of surface conditioning equipment, technology and support services for microelectronics manufacturing. Using the Company’s broad portfolio of cleaning products, which include batch and single-wafer platforms for immersion, spray and cryogenic aerosol technologies, FSI’s customers are able to achieve their process performance flexibility and productivity goals. The Company’s support services programs provide product and process enhancements to extend the life of installed FSI equipment, enabling worldwide customers to realize a higher return on their capital investment. As of June 26, 2012, there were 39,194,000 shares of FSI outstanding.

23. The Defendants Mitchell, Glarner, Bernards, Smith and Yarbro are sometimes collectively referred to herein as the “Individual Defendants” or the “Board.”

24. The Individual Defendants, together with FSI, Tokyo Electron and Merger Sub are collectively referred to herein as “Defendants.”

JURISDICTION AND VENUE

25. Jurisdiction is proper in this District because Defendant FSI is headquartered in and regularly transacts business within Carver County, or Defendants have committed torts within this County or solicit business in this County or should reasonably expect the acts to have consequences in this County and derive substantial revenue from interstate or international commerce.

26. Venue is proper in this District because, inter alia, FSI’s principal place of business is in Carver County, and the Individual Defendants regularly conduct business in this jurisdiction. In addition, the acts and transactions complained of in this Complaint took place, in all or substantial part, in this County.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

27. Under applicable law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; or (ii) a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.

28. To diligently comply with these duties, the directors and/or officers may not take any action that:

a.	adversely affects the value provided to the corporation’s shareholders;

b.	will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c.	contractually prohibits themselves from complying with their fiduciary duties;

d.	will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e.	will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

29. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of FSI, are obligated under applicable law to refrain from:

a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the public shareholders.

30. Plaintiff alleges herein that Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties, or aiding and abetting such violations, including their duties of loyalty, good faith, and independence owed to Plaintiff and other public shareholders of FSI. The Individual Defendants are obtaining for themselves personal benefits, including personal financial benefits not shared equally by Plaintiff or the Class (defined below). As a result of the Individual Defendants’ divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their FSI common stock in the proposed Acquisition.

CLASS ACTION ALLEGATIONS

31. Plaintiff brings this action individually and as a class action on behalf of all holders of FSI stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

32. This action is properly maintainable as a class action under Minnesota Rule of Civil Procedure 23.

33. The Class is so numerous that joinder of all members is impracticable. There are more than 39 million shares of FSI’s common stock outstanding. These shares are held by hundreds, if not thousands, of beneficial holders.

34. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a.	whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

b.	whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

c.	whether the Individual Defendants have breached any of their other fiduciary duties to Plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

d.	whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

e.	whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; and

f.	whether FSI, Tokyo Electron and Merger Sub are aiding and abetting the wrongful acts of the Individual Defendants.

35. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

36. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

37. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

38. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

39. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

FSI’s Growth Potential Is Undeniable

40. Prior to the announcement of the Proposed Acquisition on August 13, 2012, FSI’s future looked bright. The Company’s shares, recovering from a temporary lull as a result of the downturn in the overall economy, has more than tripled its value, increasing by more than a whopping 305% in less than six months. The Company stock has increased from $1.70 per share in October of 2011, to $5.20 on March 23, 2012. On August 10, 2012, a day before the announcement of the Proposed Acquisition, FSI stock closed at $4.04 per share.

41. The increase in FSI stock price was backed by positive financial results: on December 20, 2011, the Company issued a press release announcing its first quarter fiscal 2012 financial results, showing sales of $13.3 million for the three months ended November 26, 2011, as compared to $10.9 million for the same period of fiscal 2011, an increase of 22%. The Company also recorded a 48% increase in orders to $22.9 million, as compared to $15.5 million in the prior quarter.

42. The positive results continued in Q2 of 2012: on March 20, 2012, FSI announced its financial results for the Q2 ended February 25, 2012, showing an increase of 25% in second quarter fiscal 2012 sales, to $38.5 million, compared to $30.8 million for the same period of fiscal 2011. Orders for the second quarter of fiscal 2012 increased 123% to $51.4 million, as compared to $23.1 million in the prior year period.

43. FSI’s terrific year continued in Q3 of 2012: on June 19, 2012, FSI announced its financial results for the Q3 ended May 26, 2012, showing an increase of 98% in second quarter fiscal 2012 sales, to $50.8 million, compared to $25.6 million for the same period of fiscal 2011. The Company’s net income for the third quarter of fiscal 2012 was $10.0 million, or $0.25 per share, compared to net income of $4.1 million, or $0.10 per share, for the third quarter of fiscal 2011.

44. At least three separate analysts have valued FSI stock above the proposed $6.20 per share offered price; including a $7.50 per share target on June 20, 2012, a day following the Company’s announcement of its Q3 2012 financials.

45. With the recovering economy and positive results, FSI’s stock price also rose:

The Proposed Acquisition of the Company

46. All indications — including from FSI and Tokyo Electron — are that FSI’s value (and, thus, its share price) is steadily poised to continue climbing. Despite this, Defendants seek to give this Company away at a steal to Tokyo Electron.

47. That is, on August 13, 2012, the Company — through the Individual Defendants — announced the Proposed Acquisition to the public via several SEC filings and a concomitant joint press release with Tokyo Electron which stated:

Tokyo Electron to Acquire FSI International

Tokyo, and Chaska, MN (August 13, 2012) Tokyo Electron Limited (“TEL”; Headquarters: Tokyo; President and CEO: Hiroshi Takenaka) (TSE: 8035) and FSI International, Inc (“FSI”; Headquarters: Chaska, Minnesota, USA; Chairman and CEO: Donald Mitchell) (NASDAQ: FSII), announced today that they have entered into a definitive agreement under which TEL will acquire FSI for $6.20 per share in cash, or an aggregate equity purchase price of approximately $252.5 million.

The purchase price represents a premium of 53.5% to the closing price of FSI’s common shares on August 10, 2012. The acquisition, which will be completed pursuant to a cash tender offer followed by a second step merger, has been unanimously approved by the boards of directors of TEL and FSI. The board of directors of FSI unanimously recommends that FSI’s shareholders tender their shares into the tender offer. The transaction is expected to close in calendar year 2012.

Surface preparation has increasingly become a critical technology in semiconductor manufacturing, and TEL is focused on improving its market position. FSI is a leading provider of cleaning and surface preparation equipment with process capabilities complementary to TEL’s. FSI’s innovative technologies, combined with TEL’s expertise and strong track record as a provider of fundamentally reliable batch and single wafer surface preparation equipment with high productivity and outstanding low defect performance, will enable TEL to provide an even stronger overall product lineup. Additionally, the diverse set of tool capabilities greatly enhances TEL’s capacity to offer value-added solutions for the new surface preparation challenges that will inevitably come in the future.

Hiroshi Takenaka, President and CEO of TEL, commented: “FSI has a long history as a technology innovator in surface preparation. They have repeatedly developed creative solutions to key challenges in semiconductor manufacturing. I’m convinced that the acquisition will expand TEL’s business by strengthening our ability to provide effective solutions for the full range of current and future customer applications, thereby increasing value to our shareholders.”

Donald Mitchell, Chairman and CEO of FSI, added: “This transaction represents a compelling opportunity for FSI shareholders, employees and customers. By combining the market position, scale and operational excellence of Tokyo Electron with the leading edge surface preparation solutions from FSI we can ensure that semiconductor manufacturers have access to the advanced technology they need for success at 28 nanometers and below. We are pleased to become part of Tokyo Electron, a premier company in the semiconductor production equipment industry.”

Under the terms of the definitive merger agreement between TEL and FSI, TEL, through an indirect wholly-owned subsidiary, will commence a cash tender offer to purchase all of the outstanding shares of FSI’s common stock for $6.20 per share. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that constitutes at least a majority of FSI’s outstanding shares of common stock, on a fully diluted basis, and receipt of required regulatory approvals, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

The agreement also provides for the parties to effect, subject to customary conditions, a merger following the completion of the tender offer that would result in all shares not tendered in the tender offer being converted into the right to receive $6.20 per share in cash. TEL will finance the acquisition from its existing cash resources.

48. Following consummation of the Tender Offer, Merger Sub will be merged with and into the Company, which will become a wholly-owned subsidiary of Tokyo Electron.

Unfair Price

49. By entering into the Merger Agreement less than two months after announcing the latest set of positive financial results, the Board has capped the value of the Company shares.

50. According to FSI’s own statements, Tokyo Electron is a competitor of the Company. Tokyo Electron is operating in the same market as the Company and therefore has an unfair advantage over other bidders. Moreover, through the Proposed Acquisition, Tokyo Electron will be able to eliminate some of the competition, let alone that of a booming company such as FSI, which should also be worth a substantial premium for the Company shareholders. Also, since both FSI and Tokyo Electron operate in the semiconductor equipment industry, there are bound to be synergies from which Tokyo Electron will benefit, while the Company shareholders will not.

51. Furthermore, the Company announced positive financial reports for the last several fiscal quarters, highlighting the Company’s bright financial future.

52. The Proposed Acquisition compares unfavorably to recent comparable transactions. According to Bloomberg, the average valuation multiple to EBITDA was 25.49 in comparable transactions, yet the Proposed Acquisition values FSI at only 12.73 times EBITDA. The average valuation multiple to EBIT was 55.53 in comparable transactions, yet the Proposed Acquisition values FSI at only 15.18 times EBIT. Moreover, the Proposed Acquisition is valued at only 15.63 times net income, while the average multiple in other comparable transactions was 48.02 times net income.

53. At least three separate analysts have valued FSI stock above the proposed $6.20 per share, reaching as high as $7.50 per share as of June 20, 2012, a day following the Company’s announcement of its Q3 2012 financials.

54. A Seeking Alpha article, dated August 5, 2012, just days before the announcement of the Proposed Acquisition, cites FSI as one of the “best bargains around for patient long term investors.” The article listed the following reasons why FSI has “solid upside from under $4 a share:”

1.	The three analysts that cover the stock have price targets ranging from $6.50 to $7.50 a share on [FSI], all substantially higher than the [then] current price of the stock.

2.	The [C]ompany has almost $50mm in net cash on the books, approximately 1/3 of its market capitalization.

3.	Despite the slowdown in tech spending, consensus estimates for FY2012 and FY2013 have been stable over the past month.

4.	Striping out cash, the [C]ompany is selling at less than 4 times forward earnings, dirt cheap in most investor’s books.

5.	Analysts expect almost 50% revenue growth in FY2012 and over a 15% sales increase in FY2013. The stock has a very low five year projected PEG (.49).

6.	The stock has handily beat earnings estimates the last two quarters. Given estimates have come down for this quarter, I would expect the [C]ompany to surpass consensus when it reports earnings again this month.

7.	[FSI] is cheap on a comparison basis. Measuring by P/S, P/E and projected five year PEG, FSI [] is much cheaper tha[n] its larger competitor Lam Research (LRCX).

The Terms of the Merger Agreement Are Unfair to FSI Shareholders

55. Knowing that the opportunistic timing of the Proposed Acquisition would draw serious interest from other potential buyers, the Board acquiesced to draconian and preclusive deal protection devices, including: (i) a 3.5% termination fee; (ii) a preclusive no-solicitation clause; (iii) a strict definition of Superior Proposal; (iv) a matching right; and (v) indemnification and exculpation of the FSI Board.

56. The termination fee alone adds more than $0.22 per share to the proposed merger consideration of $6.20 per share, thereby deterring other bidders from making any Superior Proposal.

57. The definition of Superior Proposal prevents the Company from considering a value maximizing transaction involving a sale of some of the Company’s assets.

58. The reason behind the deal protection devices is clear: the absence of a meaningful premium for shareholders in the Proposed Acquisition creates the very real potential that a third party bidder will attempt to usurp Tokyo Electron and submit a higher bid for FSI.

The Top-Up Option

59. The Board has granted Tokyo Electron an irrevocable Top-Up Option that is grossly unfair to the shareholders and renders the Proposed Acquisition coercive. In the event that Tokyo Electron fails to acquire the requisite 90% of the outstanding shares of FSI in the Tender Offer, but receives at least a majority of all then-outstanding shares on a fully diluted basis, FSI’s Board has granted to Tokyo Electron an option allowing Tokyo Electron to purchase an amount of newly-issued shares of FSI at the offer price of $6.20 per share which, when added to the shares already owned by Tokyo Electron after consummation of the Tender Offer, constitutes one share more than 90% of the total number of FSI shares outstanding on a fully diluted basis. The Top-Up Option would enable Tokyo Electron to circumvent the requirement of approval of the merger by a majority of the outstanding shares and therefore deprive FSI shareholders of substantial corporate governance rights.

60. Under the terms of the Merger Agreement, the number of shares available for use in the Top-Up Option is limited only by the “Company’s then authorized and unissued Shares (giving effect to Shares reserved for issuance under the Company Equity Plans, as if such Shares were outstanding).”

61. If the Top-Up Option is exercised, the Board will be using a corporate apparatus to deprive FSI shareholders of any protection they would have in a long-form merger. Further, FSI will avoid its obligation to convene a shareholders meeting after the Tender Offer closes and have the shareholders approve the merger with Tokyo Electron. In effect, the shareholders will be coerced into the Proposed Acquisition.

62. The combination of the preclusive deal protection devices described above, the Top-Up Option, and FSI’s staggered board deter any chance of a third party stepping forward and making a bid on the Company.

63. As such, the deal protection devices, approved by the FSI Board as part of the Merger Agreement, represent an ongoing breach of fiduciary duty.

A Majority of the Board Has a Conflict of Interest

64. The majority of the Individual Defendants, together with other executives of FSI, are having their Company stock options, which total, as of November 23, 2011, 1,643,800 FSI stock options (605,301 which were held by Defendant Mitchell alone), subject to immediate vesting upon the consummation of the Proposed Acquisition. The vesting of the stock options alone represents more than $10 million in compensation to be divided between certain Individual Defendants and other executives of FSI.

65. The Company’s restricted stock units held by directors and executive management are also subject to immediate vesting and being exchanged for cash.

66. Finally, certain FSI executives, including Defendant Mitchell, have entered into new employment agreements with FSI, according to which their employment with the Company shall continue until “one day following the one year anniversary” of the consummation of the Proposed Acquisition (or following the second anniversary for Defendant Mitchell), unless terminated sooner. The salaries offered range from $250,000 per year to $440,000 per year (for Defendant Mitchell), plus other bonuses and benefits.

67. These conflicts call into question the Board’s independence and ability to exercise its fiduciary duty to act in the best interests of FSI shareholders and maximize shareholder value and exercise valid business judgment in connection with the Proposed Acquisition.

68. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to FSI and its public shareholders.

69. The Proposed Acquisition will deprive the Company’s public stockholders of any enhanced premium that an auction of the Company and/or further negotiations with other potential suitors could provide.

70. The terms of the Proposed Acquisition are patently unfair to the Class. This inequity is compounded by the disparity of knowledge and information possessed by the Individual Defendants by virtue of their positions of control of FSI and that possessed by FSI public shareholders.

71. The Individual Defendants’ failure to reject the facially inadequate Proposed Acquisition evidences their disregard for ensuring that shareholders receive adequate value for their stock. By failing to reject the Proposed Acquisition outright, the Individual Defendants have artificially depressed the value of FSI stock, thereby depriving Plaintiff and the Class of the right and opportunity to receive the maximum value for their shares.

72. The Individual Defendants owe fundamental fiduciary obligations to FSI stockholders to take all necessary and appropriate steps to maximize the value of their shares.

73. The Individual Defendants have a responsibility to act independently so that the interests of the Company’s public stockholders will be protected; to consider properly all bona fide offers for the Company; and to reject offers that are clearly not in the interest of shareholders.

74. The Individual Defendants have breached their fiduciary and other common law duties owed to Plaintiff and other members of the Class.

75. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing the Individual Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at an adequate premium over the market price.

76. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

77. Unless enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duties, and will prevent the sale of FSI at an adequate premium, all to the irreparable harm of Plaintiff and other members of the Class.

78. Plaintiff and the Class have no adequate remedy at law.

CAUSES OF ACTION

COUNT I

CLAIM FOR BREACH OF FIDUCIARY DUTIES

(ON BEHALF OF PLAINTIFF AND THE CLASS

AGAINST ALL INDIVIDUAL DEFENDANTS)

79. Plaintiff repeats and realleges each allegation set forth herein.

80. The Individual Defendants have knowingly and recklessly violated fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of FSI and have acted to put the interests of themselves and Tokyo Electron ahead of the interests of FSI’s shareholders.

81. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, knowingly or recklessly are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in FSI.

82. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of FSI because, among other reasons, they failed to:

a.	act in the best interests of the public shareholders of FSI common stock;

b.	maximize shareholder value;

c.	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Acquisition; and

d.	act in accordance with their fundamental duties of good faith, due care and loyalty.

83. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have knowingly or recklessly failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

84. Unless enjoined by this Court, the Individual Defendants will continue to knowingly or recklessly breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Acquisition which will exclude the Class from the maximized value they are entitled to all to the irreparable harm of the Class.

85. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the real value of their equity ownership of the Company. Unless the Tender Offer and Proposed Acquisition are enjoined by the Court, the Individual Defendants will continue to knowingly or recklessly breach their fiduciary duties owed to Plaintiff and the members of the Class to the irreparable harm of the members of the Class.

86. Plaintiff and the members of the Class have an inadequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

87. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against the Individual Defendants. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

COUNT II

CLAIM FOR AIDING AND ABETTING

THE INDIVIDUAL DEFENDANTS’ BREACH OF FIDUCIARY DUTIES

(ON BEHALF OF PLAINTIFF AND THE CLASS

AGAINST FSI, TOKYO ELECTRON AND MERGER SUB)

88. Plaintiff repeats and realleges each allegation set forth herein.

89. Defendants FSI, Tokyo Electron and Merger Sub are sued herein as aiders and abettors of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of FSI.

90. The Individual Defendants breached their fiduciary duties of good faith, loyalty, and due care to the FSI shareholders by failing to:

a.	act in the best interests of the public shareholders of FSI common stock;

b.	maximize shareholder value;

c.	obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Acquisition; and

d.	act in accordance with their fundamental duties of good faith, due care and loyalty.

91. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of FSI, Tokyo Electron and Merger Sub, which, therefore, aided and abetted such breaches via entering into the Merger Agreement.

92. FSI, Tokyo Electron and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of their fiduciary duties to the FSI shareholders.

93. FSI, Tokyo Electron and Merger Sub rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to the FSI shareholders.

94. As a result of FSI, Tokyo Electron and Merger Sub’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their FSI shares.

95. As a result of the unlawful actions of FSI, Tokyo Electron and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for FSI’s assets and business, will be prevented from obtaining the real value of their equity ownership in the Company. Unless the actions of FSI, Tokyo Electron and Merger Sub are enjoined by the Court, they will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of shareholder value.

96. Plaintiff and the other members of the Class have no adequate remedy at law.

97. Plaintiff seeks to obtain a non-pecuniary benefit for the Class in the form of injunctive relief against FSI, Tokyo Electron and Merger Sub. Plaintiff’s counsel are entitled to recover their reasonable attorneys’ fees and expenses as a result of the conference of a non-pecuniary benefit on behalf of the Class, and will seek an award of such fees and expenses at the appropriate time.

JURY TRIAL DEMAND

98. Plaintiff hereby demands trial by jury on all issues so triable.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor, in favor of the Class, and against Defendants as follows:

i.	Declaring that this action is properly maintainable as a class action;

ii.	Directing the Defendants to repay all damages, losses, attorneys’ fees, appraisal fees, loss of profits or other expenses incurred by Plaintiff and the Class by virtue of the complained of conduct;

iii.	Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

iv.	Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from finalizing the Tender Offer and consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible value for shareholders;

v.	Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Plaintiff and FSI’s public shareholders until the process for the sale or auction of the Company is completed and the highest possible value is obtained;

vi.	Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

vii.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

viii.	Granting such other and further equitable relief as this Court may deem just and proper.

DATED: August 15, 2012	LOCKRIDGE GRINDAL NAUEN P.L.L.P.

	By:	/s/ Elizabeth R. Odette
Elizabeth R. Odette, #340698 100 Washington Avenue South, Suite 2200 Minneapolis, MN 55401-2159 Telephone: (612) 339-6900 Facsimile: (612) 339-0981

Liaison Counsel

OF COUNSEL:

POMERANTZ GROSSMAN HUFFORD DAHLSTROM & GROSS LLP
Marc I. Gross Gustavo F. Bruckner Ofer Ganot 600 Third Avenue New York, NY 10016 Telephone: (212) 661-1100 Facsimile: (212) 661-8665

ACKNOWLEDGMENT

The undersigned hereby acknowledges that pursuant to Minn. Stat. §549.211, sanctions may be imposed if the Court finds violation of this section.

Dated: August 15, 2012	/s/ Elizabeth R. Odette
Elizabeth R. Odette, #340698